Item 77I - 	Deutsche Total Return Bond Fund
(formerly Deutsche Core Plus
Income Fund) (a series of Deutsche
Portfolio Trust) (the "Fund")
Class T Shares
Class T shares for the Fund became effective on March
31, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of March 22, 2018, Class T shares were not available for purchase for the Fund.
Class R Shares
Class R shares for the Fund became effective on the close of business of October 27, 2017. Class R shares are sold solely to participants in certain retirement plans, without a front-end sales load or a CDSC. They have an annual distribution fee and an annual shareholder servicing fee.